

December 3, 2021

Cyrus Madon
Chief Executive Officer
Brookfield Business Partners L.P.
73 Front Street
Hamilton, HM 12
Bermuda

>   **Re: Brookfield Business Partners L.P.**
>   **Form 20-F for the year ended December 31, 2020**
>   **Response Dated November 15, 2021**
>   **File No. 001-37775**

Dear Mr. Madon:

     We have reviewed your November 15, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

Form 20-F for the Year Ended December 31, 2020

Reconciliation of Non-IFRS Measures, page 86

1. We note your response to comment 2 and that you plan for future filings to disclose and clearly label all material components of 'Other income (expense), net,' in your reconciliation of Non-IFRS Measures to IFRS Measures. Please confirm that you will also quantify those material components in your future filings or provide a note to state that no individual component was considered quantitatively material when considered in respect to net income. Further, please provide quantification for all listed items related to the caption "Other income (expense), net" for the fiscal years ended 2020 and 2019 and the latest interim periods within a supplemental response. Additionally, apply this comment to the second bullet point of prior comment 3.

2. We note your response to the first bullet point of prior comment 3 and some of your views on the measure Company FFO. Please provide us with a detailed discussion to clarify whether you believe Company FFO is a performance measure or a liquidity measure. In light of your most recent response on the topic of usefulness of Company FFO, we note that you mentioned funding of strategic investments and we would like you to include this topic as one of the considerations you made in reaching your conclusion.

3. We note your response to comment 3 and your discussion of the adjustment caption "Income tax expense (recovery) – Deferred." Please tell us how you considered Question 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in your decision to exclude the impact of deferred taxes from Company FFO.

Notes to Consolidated Financial Statements
Note 28. Segment Information, page F-79

4. We note your revised disclosure in your segment footnote of the interim financial statements for the three- and nine-month periods ended September 30, 2021 included in Form 6-K filed November 8, 2021. In future filings please further revise your disclosure to describe your reconciling items in your reconciliation from adjusted FFO to net income (loss). For example, for the nine-months ended September 30, 2021 please provide a description for the reconciling amounts of Gain (loss) on acquisitions / dispositions, net and Other income (expense), net that are excluded from adjusted FFO to clearly explain how these amounts are different from the line items similarly named, which are included in the measure.

5. We note your response to comment 5 and your revised disclosure in your interim financial statements for the three- and nine-month periods ended September 30, 2021 included in Form 6-K filed November 8, 2021. We further note that your presentation and discussion of adjusted EBITDA on a consolidated and segment basis within the Segment Analysis section of your MD&A. Please tell us how your tables included on pages 17 through 21 of your MD&A, which appear to present adjusted EBITDA in the form of non-IFRS income statements, comply with Item 10(e) of Regulation S-K, Regulation G and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Assuming you continue to present adjusted EBITDA on a segment basis, please provide a reconciliation of the measure on a segment basis that complies with the requirements of Item 10(e) of Regulation S-K.

6. We note your presentation and discussion of adjusted FFO in the Segment Analysis of your MD&A for the three- and nine-month periods ended September 30, 2021 included in Form 6-K filed November 8, 2021. When presenting segment measures within MD&A, please separately provide a complete discussion of the reconciling items that apply to each particular segment. Refer to Question 104.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

7.   In future filings, please revise your reconciliation of adjusted EBITDA and adjusted FFO presented under Reconciliation of Non-IFRS Measures to reconcile the measures from the most directly comparable IFRS measures, similar to the proposed reconciliations provided in your response to prior comment 3 of your letter dated September 23, 2021.

    You may contact Howard Efron at (202) 551-3439 or Isaac Esquivel at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction